Filed by Huntington Bancshares Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Huntington Bancshares Incorporated

Commission File No.: 001-34073

Commission File No. for Registration Statement

on Form S-4: 333-178205

FOR IMMEDIATE RELEASE –
Date: November 29, 2011

Contact:
Investors	Media
Jay Gould	Maureen Brown
Jay.Gould@huntington.com	Maureen.Brown@Huntington.com
(614) 480-4060	(614) 480-5512

Todd Beekman
Todd.Beekman@huntington.com
(614) 480-3878

Huntington commences Exchange Offer to exchange Depositary Shares representing Preferred Stock for up to $300 million in liquidation amount of its issued and outstanding Trust Preferred Securities

Columbus, OH, November 29, 2011 – Huntington Bancshares Incorporated (“we,” “us,” or the “Corporation”) (NASDAQ: HBAN) has announced that it has commenced an offer to exchange up to $300 million in liquidation preference of depositary shares (the “Depositary Shares”) representing a proportional interest in its Floating Rate Series B Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $1,000 per share (the “Preferred Stock”) and, in certain cases, an additional amount of cash consideration, for up to $300 million in liquidation preference of the issued and outstanding Trust Preferred Securities referred to below (the “Exchange Offer”). The Exchange Offer will expire at 11:59 P.M., New York City time, on December 27, 2011, unless extended or earlier terminated by us, the “Expiration Date.” In order to receive the Total Exchange Consideration set forth in the table below, holders must tender by 5:00 P.M., New York City time, on December 12, 2011 (unless extended or earlier terminated by us, the “Early Exchange Deadline”).

For each Trust Preferred Security tendered on or prior to the Early Exchange Deadline that we accept for exchange in accordance with the terms of the Exchange Offer, we will issue a number of depositary shares representing a 1/40th interest in a share of Preferred Stock with the equivalent liquidation preference to the Trust Preferred Security being accepted for exchange and, for certain series of Trust Preferred Securities, an additional amount of cash consideration, as set forth in the table below.

The Exchange Offer will be conducted in accordance with the assigned Acceptance Priority Levels, as described in the table below, and subject to prorationing. All Trust Preferred Securities with Acceptance Priority Level 1 that are tendered for exchange prior to the Expiration Date will be accepted for exchange, subject to the satisfaction or waiver of all the conditions to the Exchange Offer. The Acceptance Priority Levels and total consideration being offered for each series of Trust Preferred Securities are set forth in the table below.

				Total Exchange Consideration(1)
CUSIP	Title and Issuer of Securities	Acceptance Priority Level	Aggregate Liquidation Amount Outstanding	Liquidation Preference Underlying New Depositary Shares(2)	Cash Payment(3)
446283AA1;	Huntington Capital I	1	$132,630,000	$1,000	$0
446283AD5	Floating Rate Capital Securities
446284AA9	Huntington Capital II	1	$52,000,000	$1,000	$0
	Floating Rate Capital Securities
830818AA8	Sky Financial Capital	1	$75,000,000	$1,000	$50
	Trust III Floating Rate Capital Securities
830820AA4	Sky Financial Capital	2	$75,000,000	$1,000	$50
	Trust IV Floating Rate Capital Securities

(1)	Per $1,000 liquidation amount of Trust Preferred Securities tendered before the Early Exchange Deadline and accepted for exchange.
(2)	Includes $50 in incremental liquidation preference underlying Depositary Shares that will be issued only for Trust Preferred Securities tendered before the Early Exchange Deadline and accepted for exchange. We call this incremental liquidation preference the “Early Exchange Premium.”
(3)	In addition to the cash payment, we will pay accumulated and unpaid distributions on exchanged Trust Preferred Securities up to but excluding the date of settlement of the Exchange Offer.

Trust Preferred Securities tendered for exchange after the Early Exchange Deadline will not be eligible to receive the Early Exchange Premium, which is $50 in liquidation preference of Depositary Shares (or two Depositary Shares), and will receive $950 in liquidation preference of Depositary Shares for each $1,000 in liquidation preference of Trust Preferred Securities tendered.

We will pay dividends on the Preferred Stock when, as, and if declared by our board or a duly authorized committee of the board. Dividends will accrue and be payable from the date of settlement of the Exchange Offer at a floating rate equal to three-month LIBOR plus a spread of 2.70% per annum, payable quarterly, in arrears, on January 15, April 15, July 15 and October 15 of each year up to the date of redemption, commencing on January 15, 2012. Dividends will not be cumulative. Upon payment of any dividends on the Preferred Stock, holders of depositary shares will receive a proportionate payment.

The complete terms and conditions of the Exchange Offer are set forth in the prospectus and letter of transmittal being sent to holders of the Trust Preferred Securities. Holders are urged to read the prospectus and letter of transmittal carefully. This press release is neither an offer to purchase nor a solicitation to buy any of the securities. We are making the Exchange Offer only by, and pursuant to the terms of, the prospectus and related letter of transmittal. None of the Corporation or its affiliates, the dealer manager, the exchange agent, the information agent or other financial advisors is making any recommendation as to whether holders should tender their Trust Preferred Securities in this Exchange Offer.

Copies of the prospectus and letter of transmittal may also be obtained from Global Bondholder Services Corporation, the information agent and exchange agent for the Exchange Offer, at (866) 612-1500 or, for brokers, (212) 430-3774 (collect). Questions related to the Exchange Offer may be directed to Goldman, Sachs & Co., the dealer manager for the Exchange Offer, at (800) 828-3182 or (212) 902-5183 (collect).

The Corporation has filed a registration statement (including a prospectus) for the Exchange Offer with the Securities and Exchange Commission (the “SEC”). Before you decide whether to participate in the Exchange Offer, you should read the prospectus in the registration statement, including documents incorporated by reference, for more complete information about the Corporation and the Exchange Offer. You may obtain these documents for free at the SEC’s website, www.sec.gov.

Purpose of the Exchange Offer

As a result of the adoption of the bank capital and liquidity standards by the Basel Committee on Banking Supervision (“BASEL III”), beginning in 2013 trust preferred securities will eventually cease to be considered Tier 1 Capital. The Exchange Offer is intended to improve our Tier 1 Capital in anticipation of BASEL III by replacing a portion of the Trust Preferred Securities with Preferred Stock, which we believe will qualify as additional Tier 1 Capital under BASEL III.

About Huntington Bancshares Incorporated

Huntington Bancshares Incorporated is a $55 billion regional bank holding company headquartered in Columbus, Ohio. The Corporation, through its subsidiaries, including our bank subsidiary, the Huntington National Bank, founded in 1866, provides full-service commercial, small business, and consumer banking services; mortgage banking services; treasury management and foreign exchange services; equipment leasing; wealth and investment management services; trust services; brokerage services; customized insurance brokerage and service programs; and other financial products and services. The principal markets for these services are Huntington’s six-state banking franchise: Ohio, Michigan, Pennsylvania, Indiana, West Virginia, and Kentucky. The primary distribution channels include a banking network of over 650 traditional branches and convenience branches located in grocery stores and retirement centers, and through an array of alternative distribution channels including internet and mobile banking, telephone banking, and over 1,300 ATMs. Through automotive dealership relationships within its six-state banking franchise area and selected other Midwest and New England states, Huntington also provides commercial banking services to the automotive dealers and retail automobile financing for dealer customers.

Forward-Looking Statements

This press release contains certain forward-looking statements, including certain plans, expectations, goals, projections, and statements, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: (1) worsening of credit quality performance due to a number of factors such as the underlying value of the collateral could prove less valuable than otherwise assumed and assumed cash flows may be worse than expected; (2) changes in economic conditions; (3) movements in interest rates; (4) competitive pressures on product pricing and services; (5) success, impact, and timing of our business strategies, including market acceptance of any new products or services introduced to implement our “Fair Play” banking philosophy; (6) changes in accounting policies and principles and the accuracy of our assumptions and estimates used to prepare our financial statements; (7) extended disruption of vital infrastructure; (8) the final outcome of significant litigation; (9) the nature, extent, and timing of governmental actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as future regulations which will be adopted by the relevant regulatory agencies, including the Consumer Financial Protection Bureau (CFPB), to implement the Act’s provisions; and (10) the outcome of judicial and regulatory decisions regarding practices in the residential mortgage industry, including among other things the processes followed for foreclosing residential mortgages. In addition, consummation of the above referenced Exchange Offer is subject to the conditions to closing described in the Exchange Offer documents. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s 2010 Annual Report on Form 10-K, and documents subsequently filed by Huntington with the Securities and Exchange Commission. All forward-looking statements included in this release are based on information available at the time of the release. Huntington Bancshares Incorporated assumes no obligation to update any forward-looking statement.

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ADDITIONAL INFORMATION ABOUT THE EXCHANGE OFFER

The Corporation has filed a registration statement (including a prospectus) for the Exchange Offer with the Securities and Exchange Commission (the “SEC”). Before you decide whether to participate in the Exchange Offer, you should read the prospectus in the registration statement, including documents incorporated by reference, for more complete information about the Corporation and the Exchange Offer. You may obtain these documents for free at the SEC’s website, www.sec.gov. Documents filed with the SEC by the Corporation will also be available free of charge if you request them by contacting Investor Relations at (614) 480-5676. The complete terms and conditions of the Exchange Offer are set forth in the prospectus and letter of transmittal included in the registration statement. Copies of the prospectus and letter of transmittal may also be obtained from Global Bondholder Services Corporation, the information agent and exchange agent for the Exchange Offer, at (866) 612-1500 or, for brokers, (212) 430-3774 (collect).

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